FIRST SUPPLEMENTAL INDENTURE (this "First Supplemental Indenture"), dated as of October 21, 2020, among Trilogy International Partners LLC, a Washington limited liability company (or its permitted successor) (the "Company"), Trilogy International Finance Inc., a Delaware corporation, (the "Co-Issuer", and collectively with the Company, the "Issuers"), the Guarantors (as defined in the Indenture) and Wells Fargo Bank, National Association, as trustee under the Indenture referred to below (the "Trustee").

WITNESSETH

WHEREAS, the Issuers and the Guarantors have heretofore executed and delivered to the Trustee an indenture (the "Indenture"), dated as of May 2, 2017, providing for the issuance of 8.875% Senior Secured Notes due 2022 (the "Existing Notes") to certain noteholders (the "Existing Noteholders");

WHEREAS, the Issuers and the Guarantors desire that Trilogy International South Pacific LLC, a Delaware limited liability company ("TISP") and an indirect wholly-owned subsidiary of the Company, issue senior secured promissory notes (the "TISP Notes") in an aggregate principal amount of up to $50,000,000 (the "TISP Notes Issuance");

WHEREAS, in order to permit the consummation of the TISP Notes Issuance and the other transactions contemplated by the TISP Notes Issuance, amendments to the Indenture would be required, certain of which amendments require the written consent of the Holders of at least 75% in aggregate principal amount of the Existing Notes then outstanding (the "Requisite Consents");

WHEREAS, the Issuers have, through that certain Solicitation of Consents to Amend Provisions of the Indenture Governing 8.875% Senior Secured Notes due 2022, dated as of October 8, 2020 (the "Consent Solicitation Statement"), sought and obtained the Requisite Consents  in order to permit the consummation of the TISP Notes Issuance, as well as certain other amendments to the Indenture that are more fully set forth in the Consent Solicitation Statement (such amendments, collectively, the "Proposed Amendments");

WHEREAS, Section 8.02(b) of the Indenture provides that the Trustee shall join with the Issuers and the Guarantors in the execution of this First Supplemental Indenture, upon the written request of the Issuers, accompanied by a Board Resolution authorizing the execution of this First Supplemental Indenture, and upon the receipt by the Trustee of (a) evidence reasonably satisfactory to the Trustee that the Issuers have obtained the Requisite Consents and (b) the other documents described in Section 8.06 of the Indenture;

WHEREAS, the Issuers have requested that the Trustee join with the Issuers and the Guarantors in the execution of this First Supplemental Indenture and have furnished to the Trustee all documents and evidence required to be furnished to the Trustee prior to its becoming obligated to join this First Supplemental Indenture, including the documents and evidence described in the preceding recital, the receipt of which the Trustee has acknowledged; and

WHEREAS, all things necessary to make this First Supplemental Indenture a valid indenture and agreement according to its terms have been done.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Issuers, the Guarantors and the Trustee mutually covenant and agree as follows:

1. CAPITALIZED TERMS. Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2. AMENDMENTS TO INDENTURE. Effective immediately prior to the consummation of the TISP Notes Issuance:

(a) Definitions.

(i) Section 1.01 of the Indenture is amended by inserting the following new defined terms, in alphabetical order:

"Company-TISP Intercompany Loans" means any intercompany loan by TISP to the Company that is made no earlier than five Business Days prior to a regularly scheduled due date for payment of interest hereunder, in an amount not to exceed the interest payment due hereunder on such date, the terms of which intercompany loan provide that (a) such loan constitutes senior unsecured obligations of the Company, and (b) the maturity date of such loan shall automatically accelerate upon an Event of Default or an event of default with respect to the Notes.  The aggregate principal amount of Company-TISP Intercompany Loans shall not exceed $47,687,500.

"Consent Fee" means a cash payment, in respect of the Notes, of $5.00 per $1,000 principal amount of Notes, to each Consenting Noteholder.

"Consent Solicitation" means the solicitation of consents to the amendments set forth in the First Supplemental Indenture.

"Consenting Noteholders" means the Holders of outstanding Notes who delivered valid consents prior to the expiration of the Consent Solicitation, and who have not validly revoked such consents in accordance with the Consent Solicitation.

"First Supplemental Indenture" means that certain First Supplemental Indenture to this Indenture, dated as of October 21, 2020, among the Issuers, the Guarantors, and the Trustee, entered into in connection with the Consent Solicitation.

"TISP" means Trilogy International South Pacific LLC, a Delaware limited liability company.

"TISP Cash Collateral Account" means that certain bank account or accounts maintained by TISP in which TISP holds any proceeds it receives in respect of the TISP Notes until TISP uses such proceeds as permitted by the TISP Note Purchase Agreement.

"TISP Note Purchase Agreement" means that certain note purchase agreement, dated on or about October 21, 2020, by and among, TISP, as issuer, the Company and TISPH, as guarantors, the purchasers party thereto and Alter Domus (US) LLC, as administrative and collateral agent.

"TISP Notes" means the 10.0% senior secured notes due 2022 issued by TISP, on or about October 21, 2020, in an aggregate principal amount not to exceed $50,000,000.

"TISP Notes Excess Proceeds Offer" means an offer by TISP to purchase TISP Notes from the holders thereof with certain Net Cash Proceeds of any Asset Sale, as required by and in accordance with the TISP Note Purchase Agreement as in effect as of the execution date thereof.

"TISPH" means Trilogy International South Pacific Holdings LLC, a Delaware limited liability company.

(ii) The definition of the term "2degrees" set forth in Section 1.01 of the Indenture is amended by making the changes in bold and underlined below:

""2degrees" means Two Degrees ~~Mobile~~Investments Limited, a corporation organized under the laws of New Zealand."

(iii) The definition of the term "Permitted Investments" set forth in Section 1.01 of the Indenture is amended by adding the following as new clause (r) (and the word "and" is deleted at the end of the current clause (p) and the "." at the end of current clause (q) is replaced with "; and"):

"any payment by the Company or any Restricted Subsidiaries made to redeem any TISP Notes."

(iv) The definition of the term "Permitted Liens" set forth in Section 1.01 of the Indenture is amended by adding:

(A) the following as new clause (xxvii):

"Liens securing Indebtedness permitted to be incurred under Section 4.06(b)(17); provided that such Liens only extend to 100% of all right, title and interest of TISPH in the equity interests of TISP, 100% of all right, title and interest of TISP in any Company-TISP Intercompany Loan, and 100% of all right, title and interest of TISP in the TISP Cash Collateral Account;"

(B) the following as new clause (xxviii):

"restrictions set forth in the TISP Note Purchase Agreement or any other documentation entered into in connection with, or otherwise related to, the TISP Notes; and"

(v) Existing clause (xxvii) (which shall become clause (xxix) following the amendment effected by Section 2(a)(iv) above) of the definition of the term "Permitted Liens" set forth in Section 1.01 of the Indenture is amended by making the changes in bold and underlined below:

"any extension, renewal or replacement, in whole or in part, of any Lien described in the foregoing clauses (i)-(xxviii)."

(vi)  The introductory clause of the definition of the term "Permitted Refinancing Indebtedness" set forth in Section 1.01 of the Indenture is amended by making the changes in bold and underlined below:

"Permitted Refinancing Indebtedness" means any Refinancing by the Company or any Restricted Subsidiary of the Company of Indebtedness permitted under Sections 4.06(b)(2), (3) ~~and (15)~~, (15) and (17) in each case that does not:…"

(b) Limitation on Incurrence of Additional Indebtedness.

(i) Clause (4) of Section 4.06(b) (in which the term "Permitted Indebtedness" is defined) of the Indenture is amended by making the changes in bold and underlined below:

"the incurrence by the Company or any Restricted Subsidiary of intercompany Indebtedness between or among the Company and any Restricted Subsidiaries or between or among Restricted Subsidiaries; provided that (A) any such Indebtedness of the Company is unsecured and, other than any such Indebtedness in respect of any Company-TISP Intercompany Loan, subordinated, pursuant to a written agreement, to the Company's obligations under the Notes and this Indenture, and (B) (i) any disposition, pledge or transfer of any such Indebtedness to a Person (other than a (x) disposition, pledge or transfer to the Company or a Restricted Subsidiary, or (y) a disposition, pledge or transfer of any of TISP's right, title or interest in any Company-TISP Intercompany Loan in connection with the creation, enforcement or foreclosure by or on behalf of the holders of the TISP Notes of any Permitted Lien thereon that secures the obligations of TISP in respect of  the TISP Notes) and (ii) any transaction pursuant to which any Restricted Subsidiary that has Indebtedness owing to the Company or another Restricted Subsidiary ceases to be a Restricted Subsidiary will, in each case, be deemed to be an incurrence of such Indebtedness not permitted by this clause (4);"

(ii) Clause (14) of Section 4.06(b) (in which the term "Permitted Indebtedness" is defined) of the Indenture is amended by making the changes in bold and underlined below:

"(x) Indebtedness incurred by 2degrees and its Subsidiaries in an aggregate principal amount at any one time outstanding not to exceed the greater of (A) NZ$245.0 million (including any such Indebtedness outstanding on the Issue Date) and (B) such other amount to the extent that, after giving effect to the incurrence of such Indebtedness by 2degrees and its Subsidiaries and the application of the proceeds thereof, on a pro forma basis, the Consolidated Leverage Ratio of 2degrees and its Subsidiaries (as evidenced by an Officers' Certificate to the Trustee ~~on~~ (i) in respect of any incurrence in excess of NZ$2.0 million, within five (5) Business Days of the date of such incurrence and (ii) in respect of any other such incurrence, (a) within 60 days after the end of each of the first three fiscal quarters of each fiscal year of TIP and (b) within 105 days after the end of each fiscal year of TIP, in each case, setting forth in reasonable detail such calculation) would be less than 2.0 to 1.0; (y) Indebtedness incurred by 2degrees and its Subsidiaries in respect of any Permitted Receivables Financing in an aggregate principal amount not to exceed NZ$50.0 million at any one time outstanding; and (z) New Zealand Financing Indebtedness;"

(iii) Section 4.06(b) of the Indenture is further amended by adding the following as a new clause (17) (and the word "and" is deleted at the end of the current clause (15) and the "." at the end of current clause (16) is replaced with "; and"):

"the incurrence by TISP of Indebtedness in respect of the TISP Notes, and any guarantee of such Indebtedness."

(c) Limitation on Asset Sales.

(i) Clause (2) of Section 4.08 of the Indenture is amended by making the changes in bold and underlined below:

"at least 75% of the consideration the Company or such Restricted Subsidiary receives in respect of such Asset Sale (100% with respect to any Collateral) consists of: (A) cash (including, without limitation, any Net Cash Proceeds received from the conversion within 60 days of such Asset Sale of securities, notes or other obligations received in consideration of such Asset Sale); (B) Cash Equivalents; (C) the assumption by the purchaser of (x) the Company's Indebtedness secured by a Lien or Indebtedness of any Restricted Subsidiary secured by a Lien (other than Subordinated Indebtedness) as a result of which neither the Company nor any of the Restricted Subsidiaries remains obligated in respect of such Indebtedness or (y) Indebtedness of a Restricted Subsidiary secured by a Lien and such Restricted Subsidiary is no longer a Restricted Subsidiary as a result of such Asset Sale, if the Company and each other Restricted Subsidiary is released from any guarantee of such Indebtedness secured by a Lien as a result of such Asset Sale; (D) in the case of a NuevaTel Transaction, non-cash consideration that the Company or the Restricted Subsidiary holding such non-cash consideration has the right to convert into cash or cash equivalents within 12 months of the date of consummation of such NuevaTel Transaction, or (E) ~~or (D)~~ a combination of the consideration specified in clauses (A) to (~~C~~D); and"

(ii) The first two full unnumbered paragraphs of Section 4.08 of the Indenture are amended by making the changes in bold and underlined below:

"If the Company or any Restricted Subsidiary consummates an Asset Sale (other than a NuevaTel Transaction), the Net Cash Proceeds of the Asset Sale, within 360 days after the consummation of such Asset Sale, may be used by the Company or such Restricted Subsidiary to (i) permanently repay or prepay any then outstanding Secured Indebtedness of the Company (other than Subordinated Indebtedness) or any Restricted Subsidiary (and, in each case, to effect a corresponding commitment reduction if such Indebtedness consists of revolving credit borrowings) owing to a Person other than the Company or any of its Affiliates; provided that Issuers simultaneously repurchase or redeem the Notes pro rata with such Indebtedness, or (ii) invest in any Replacement Assets, or (iii) any combination of the foregoing; provided that a binding commitment shall be treated as a permitted application of Net Cash Proceeds pursuant to the foregoing so long as the Company, or such other Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Cash Proceeds shall be applied to satisfy such commitment on or prior to 90 days following the expiration of such 360 day period, and such Net Cash Proceeds are in fact applied on or prior to the expiration of such 90 day period.  In addition, following the expiration of such 360 day period (or following the expiration of such subsequent 90 day period, as applicable), any Net Cash Proceeds not applied as set forth above shall, if required under Section 4.08 of the TISP Note Purchase Agreement, be used by TISP to make a TISP Notes Excess Proceeds Offer.  The amount of such Net Cash Proceeds not so used as set forth in this paragraph (for avoidance of doubt, following completion of any TISP Notes Excess Proceeds Offer) constitutes "Excess Proceeds." Pending the final application of any such Net Cash Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest such Net Cash Proceeds in any manner that is not prohibited by this Indenture.

When the aggregate amount of Excess Proceeds exceeds $25.0 million (for avoidance of doubt, as determined following completion of any TISP Notes Excess Proceeds Offer), the Company shall, within 20 Business Days, make an offer to purchase (an "Excess Proceeds Offer") to all Holders and to the holders of any Pari Passu Indebtedness, to the extent required by the terms thereof, on a pro rata basis, in accordance with the procedures set forth in this Indenture or the agreements governing any such Pari Passu Indebtedness, the maximum principal amount (expressed as a multiple of $1,000) of the Notes and any such Pari Passu Indebtedness that may be purchased with the amount of the Excess Proceeds; provided, however, that if an Excess Proceeds Offer to repay or repurchase any Pari Passu Indebtedness is made in accordance with the terms of such Pari Passu Indebtedness, the obligation to permanently reduce Pari Passu Indebtedness under this Section 4.08 will be deemed to be satisfied to the extent of the amount of the Excess Proceeds Offer, whether or not accepted by the holders thereof, and no Excess Proceeds in the amount of such Excess Proceeds Offer will be deemed to exist following such Excess Proceeds Offer. The offer price as to the Notes and any such Pari Passu Indebtedness will be payable in cash in an amount equal to 100% of the principal amount of the Notes and (solely in the case of Pari Passu Indebtedness) no greater than 100% of the principal amount (or accreted value, as applicable) of such Pari Passu Indebtedness, plus in each case accrued and unpaid interest (and, solely in the case of Pari Passu Indebtedness, premiums and penalties), if any, to the date of purchase."

(iii) Section 4.08 of the Indenture is further amended by adding the following language as a new penultimate paragraph of such Section:

"If the Company or any Restricted Subsidiary consummates a NuevaTel Transaction, any Net Cash Proceeds of such transaction (less any amounts the Company uses to make, or reserves to make in the future, an interest payment solely in respect of the first Interest Payment Date (if any) occurring after consummation of the first such NuevaTel Transaction (whether such Interest Payment Date occurs before or after any NuevaTel Transaction Redemption Date (as defined below)) shall, unless otherwise agreed by Holders of at least 75% in aggregate principal amount of  Notes then outstanding, be used by the Company or such Restricted Subsidiary to redeem the Notes in accordance with Article Three hereof (at the applicable redemption price) promptly after receipt of all or any portion of such Net Cash Proceeds (including any such proceeds received from time to time upon conversion into cash of any non-cash consideration received in respect of such transaction) (each such date, a "NuevaTel Transaction Redemption Date").  The Company and its Restricted Subsidiaries shall not be permitted to use the Net Cash Proceeds from any NuevaTel Transaction to make any Restricted Payments."

(d) Limitation on Transactions with Affiliates.

(i) Section 4.09(b) of the Indenture is amended by adding the following as a new clause (11) (and the word "and" is deleted at the end of the current clause (9) and the "." at the end of current clause (10) is replaced with "; and"):

"Any transactions in connection with the issuance of up to $10,000,000 of TISP Notes to SG Enterprises II, LLC."

(e) Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.

(i) Section 4.12(b) of the Indenture is amended by adding the following as a new clause (14) (and the word "or" is deleted at the end of the current clause (12) and the "." at the end of current clause (13) is replaced with "; or"):

"encumbrances or restrictions contained in the TISP Note Purchase Agreement or any other documentation entered into in connection with, or otherwise related to, the TISP Notes Issuance."

(f) Events of Default.

(i) Section 6.01 of the Indenture is amended by adding the following as a new clause (10) (and the word "or" is deleted at the end of the current clause (8) and the "." at the end of current clause (9) is replaced with "; or"):

"(a) the failure to pay interest on any TISP Notes when the same becomes due and payable and the default continues for a period of 30 days, (b) the failure to pay the principal on any TISP Notes when such principal becomes due and payable, at maturity, upon redemption or otherwise, (c) a default in the observance or performance of any other covenant or agreement of the Company, TISPH or TISP contained in the TISP Note Purchase Agreement which default continues for a period of 60 days after the Company, TISPH or TISP (as applicable) receives written notice specifying the default (and demanding that such default be remedied) from the holders of at least 25% of the outstanding principal amount of the TISP Notes, or (d) the failure to pay the Consent Fee to Consenting Noteholders substantially concurrently with the issuance of the TISP Notes."

3. REAFFIRMATION AND RATIFICATION OF INDENTURE AND EXISTING NOTES; FIRST SUPPLEMENTAL INDENTURE PART OF INDENTURE. Expect as expressly set forth herein, this First Supplemental Indenture shall not by implication or otherwise limit, impair, constitute a waiver of, or otherwise affect the rights and remedies of, the Holders under the Indenture or the Existing Notes and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Indenture or the Existing Notes, all of which are ratified and affirmed in all respects and shall continue in full force and effect as to all of the Existing Notes. Except as otherwise set forth herein, this First Supplemental Indenture shall apply to and be effective only with respect to the provisions of the Indenture or the Existing Notes specifically referred to herein. Each and every term, condition, obligation, covenant and agreement contained in the Indenture and the Existing Notes is hereby ratified and re-affirmed in all respects and shall continue in full force and effect.

4. NO RECOURSE AGAINST OTHERS. No recourse for the payment of the principal of or premium, if any, or interest, on any of the Existing Notes, or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Issuers or any Guarantor in the Indenture or in this First  Supplemental Indenture, or in any of the Existing Notes, or because of the creation of any Indebtedness represented thereby, shall be had against any manager, member, partner, stockholder, officer, director or employee, as such, past, present or future, of the Issuers or any Guarantor or of any successor corporation or against the property or assets of any such manager, member, partner, stockholder, officer, employee or director, either directly or through the Issuers or any Guarantor, or any successor entity thereof, whether by virtue of any constitution, statute or rule of law, or by the enforcement of any assessment or penalty or otherwise; it being expressly understood that this First Supplemental Indenture, the Indenture and the Existing Notes are solely obligations of the Issuers and the Guarantors, and that no such personal liability whatever shall attach to, or is or shall be incurred by, any manager, member, partner, stockholder, officer, employee or director, as such, past, present or future, of the Issuers or any Guarantor, or any successor entity thereof, because of the creation of the indebtedness thereby authorized, or under or by reason of the obligations, covenants or agreements contained in this First Supplemental Indenture, the Indenture or the Existing Notes or implied there from.

5. NEW YORK LAW TO GOVERN. THIS FIRST SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, AS APPLIED TO CONTRACTS MADE AND PERFORMED WITHIN THE STATE OF NEW YORK, BUT WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICT OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAW OF ANOTHER JURISDICTION WOULD BE THEREBY REQUIRED. THE TRUSTEE, THE COLLATERAL AGENT, THE ISSUERS, THE GUARANTORS AND THE HOLDERS AGREE TO SUBMIT TO THE JURISDICTION OF THE COURTS OF THE STATE OF NEW YORK IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS FIRST SUPPLEMENTAL INDENTURE.

6. COUNTERPARTS. The parties may sign multiple counterparts to this First Supplemental Indenture. Each signed counterpart shall be deemed an original, but all of them together represent one and the same agreement. Delivery of an executed signature page to this First Supplemental Indenture by facsimile or other electronic transmission shall be as effective as delivery of a manually signed counterpart of this First Supplemental Indenture.

7. EFFECT OF HEADINGS. The Section headings herein are for convenience only and shall not affect the construction hereof.

8. THE TRUSTEE. The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this First Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by the Issuers and the Guarantors.

9. SUCCESSORS. All agreements of the Issuers, the Guarantors and the Trustee in this First Supplemental Indenture shall bind their respective successors.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first above written.

Dated: October 21, 2020

TRILOGY INTERNATIONAL PARTNERS LLC

By:     /s/ Scott Morris___
 Name: Scott K. Morris
 Title: Senior Vice President, General Counsel
                                         and Secretary

TRILOGY INTERNATIONAL FINANCE INC.

By: /s/ Scott Morris
 Name: Scott K. Morris
 Title: Senior Vice President, General Counsel
                                          and Secretary

WELLS FARGO BANK, NATIONAL ASSOCIATION, as Trustee

By: /s/Maddy Hughes
 Name: Maddy Hughes
 Title:  Vice President

TRILOGY INTERNATIONAL SOUTH PACIFIC HOLDINGS LLC

By: /s/ Scott Morris
 Name: Scott K. Morris
 Title: Senior Vice President, General Counsel
                                          and Secretary

TRILOGY INTERNATIONAL LATIN AMERICA I LLC

By: /s/ Scott Morris
 Name: Scott K. Morris
 Title: Senior Vice President, General Counsel
                                          and Secretary

TRILOGY INTERNATIONAL LATIN AMERICA II LLC

By: /s/ Scott Morris
 Name: Scott K. Morris
 Title: Senior Vice President, General Counsel
                                          and Secretary

TRILOGY INTERNATIONAL PARTNERS II LLC

By: /s/ Scott Morris
 Name: Scott K. Morris
 Title: Senior Vice President, General Counsel
                                          and Secretary

TRILOGY INTERNATIONAL ENTERPRISES, LLC

By: /s/ Scott Morris
 Name: Scott K. Morris
 Title: Senior Vice President, General Counsel
                                          and Secretary

TRILOGY INTERNATIONAL MARKETING LLC

By: /s/ Scott Morris
 Name: Scott K. Morris
 Title: Senior Vice President, General Counsel
                                          and Secretary